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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37601

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/11__ AND ENDING __12/31/11__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ProFunds Distributors, Inc.

	OFFICIAL USE ONLY
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__7501 Wisconsin Avenue, Suite 1000__
                        (No. and Street)

__Bethesda__   __Maryland__   __20814__
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__Kerry Moore__   __(240) 497-6480__
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Arthur F. Bell, Jr. & Associates, L.L.C.__
            (Name – if individual, state last, first, middle name)

__201 International Circle, Suite 400__	__Hunt Valley,__	__Maryland__	__21030__
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Donald Roberson_____ , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of _____ProFunds Distributors, Inc._____ , as of _____December 31_____ , 20 ___11___ ,are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

A. MICHELLE SINGLETON
Notary Public-Maryland
Montgomery County
My Commission Expires
June 16, 2014

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ProFunds Distributors, Inc.
(A wholly owned subsidiary of ProFund Advisors LLC)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2011



ARTHUR BELL
Certified Public Accountants



ProFunds Distributors, Inc.
(A wholly owned subsidiary of ProFund Advisors LLC)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2011



Certified Public Accountants

Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the Securities and Exchange Commission
For the Year Ended December 31, 2011

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

TABLE OF CONTENTS



ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 ● USA
Tel: 410-771-0001 ● Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
ProFunds Distributors, Inc.

We have audited the accompanying statement of financial condition of ProFunds Distributors, Inc. (the Company) as of December 31, 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ProFunds Distributors, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 24, 2012

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Cash	$	3,516,031
Prepaid expenses		353,129
Distribution fees receivable		194,358
Distribution related fees receivable		36,857
Receivable from affiliate		49,373
Equipment (net of accumulated depreciation of $25,236)		53,689
Other assets		1,520
Total assets	$	4,204,957

LIABILITIES

Accrued distribution related expenses	$	544,387
Distribution fees payable		194,358
Payable to affiliate		11,453
Other accounts payable and accrued expenses		1,804,191
Net current deferred tax liability		1,320
Non-current deferred tax liability		20,485
Total liabilities		2,576,194

STOCKHOLDER'S EQUITY

Common stock – $1 par value; 1,000 shares authorized; 820 shares issued and outstanding	820
Capital in excess of par value	1,994,652
Retained deficit	(366,709)
Total stockholder's equity	1,628,763
Total liabilities and stockholder's equity	$ 4,204,957

See accompanying notes.

REVENUE

Distribution service fees	$ 12,651,114
Distribution and distribution related fees	3,158,951
Interest income	25,463
Total revenues	15,835,528

EXPENSES

Compensation and benefits	8,116,975
Distribution and distribution related expenses	3,158,951
Fund marketing and promotion	2,307,078
Communications and technology	710,687
Occupancy	445,181
Professional fees	284,736
Licenses and fees	97,626
Other expenses	692,319
Total expenses	15,813,553
Income before income tax expense	21,975
Income tax expense	(167,623)
NET (LOSS)	$ (145,648)

See accompanying notes.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2011

	Common Stock	Capital in Excess of Par Value	Retained Deficit	Total Stockholder's Equity
Balances at December 31, 2010	$ 820	$ 1,494,652	$ (221,061)	$ 1,274,411
Capital Contribution	-	500,000	-	500,000
Net (loss) for the year ended December 31, 2011	-	-	(145,648)	(145,648)
Balances at December 31, 2011	$ 820	$ 1,994,652	$ (366,709)	$ 1,628,763

See accompanying notes.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

Cash flows from operating activities		
Net (loss)	$	(145,648)
Adjustments to reconcile net income to net cash		
provided by operating activities		
Depreciation expense		18,564
Loss on disposal of equipment		4,442
Deferred income taxes		150,668
Decrease in distribution fees receivable		71,922
Decrease in distribution related fees receivable		2,459
(Increase) in prepaid expenses		(209,139)
(Increase) in receivable from affiliates		(49,373)
(Increase) in other assets		(292)
Increase in accrued distribution related expenses		257,401
(Decrease) in distribution fees payable		(71,922)
(Decrease) in payable to affiliate		(322,896)
(Decrease) in income taxes payable		(105,001)
Increase in other accounts payable and accrued expenses		999,780
Net cash provided by operating activities		600,965
Cash flows from investing activities		
Purchases of equipment		(31,236)
Proceeds from sale of equipment		1,888
Net cash (used in) investment activities		(29,348)
Cash flows from financing activities		
Capital Contribution		500,000
Net increase in cash		1,071,617
Cash		
Beginning of year		2,444,414
End of year	$	3,516,031
Supplemental Disclosure of Cash Flow Information		
Income taxes paid	$	312,000

See accompanying notes.

Note 1.   ORGANIZATION

ProFunds Distributors, Inc. (the "Company") is a wholly owned subsidiary of ProFund Advisors LLC ("PFA"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

Effective February 29, 2008, PFA acquired the outstanding common stock of the Company under a Stock Purchase Agreement among the Company, PFA and Citi Investor Services, Inc., the former sole stockholder and a wholly-owned subsidiary of Citibank, N.A.

The Company serves as distributor and underwriter for the mutual funds in the ProFunds and Access One Trusts (the "Funds"). A portion of the Company's revenues are earned from the Funds from the sale of the Funds' shares and from income received under a third party marketing agreement as described in Note 2. The Company also provides distribution, shareholder and wholesaling support to PFA, ProShare Advisors LLC ("PSA") and ProShare Capital Management LLC ("PCM").

Note 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.   Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the "Codification") is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

B.   Cash

The Company maintains cash deposits in a bank which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

C.   Revenue Recognition

Distribution fees represent 12b-1 and shareholder servicing fees paid by the Funds pursuant to Distribution Agreements between the Funds and the Company. These fees are principally determined based on average daily net assets of the Funds and are accrued monthly. During the year, the Company recorded $2,742,284 of revenues earned from the Funds.

Note 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

C.   Revenue Recognition (continued)

The Company has an agreement with a third party asset manager of an investment vehicle in which the Money Market ProFund invests. Under this agreement, the third party provides funding for marketing, advertising and distribution related activities of the Money Market ProFund and other ProFunds. During the year, the Company recorded $416,667 of revenues earned from the third party and $416,667 of associated marketing/advertising/distribution related expenses. These amounts are reflected in the statement of operations as distribution and distribution related fees and distribution and distribution related expenses, respectively.

Pursuant to a Distribution Services Agreement between the Company, PFA, PSA and PCM, distribution service fees are fees earned from PFA, PSA and PCM for distribution, shareholder and wholesaling support. These fees are billed and earned monthly. The fees contain a fixed monthly amount plus a variable portion for total costs directly incurred by the Company for services provided under the Distribution Services Agreement.

D.   Distribution and Distribution Related Expenses

Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Funds' shares that generated the distribution fees pursuant to the Distribution Agreements. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the Distribution and Service Plan. Distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses.

E.   Equipment

Equipment is stated at cost, net of accumulated depreciation. Depreciation is charged to operations over the estimated lives of the equipment, ranging from 3 to 7 years, utilizing the straight-line method.

F.   Income Taxes

The Company files its own U.S. federal and applicable state income tax returns and calculates income tax expense as a stand alone entity. The 2009 U.S. federal return was examined by the Internal Revenue Service during the year and such examination resulted in no adjustments. The 2008, 2010 and 2011 tax years generally remain subject to examination by U.S. federal authorities and the 2008 through 2011 tax years remain subject to examination by most state tax authorities.

Note 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

F.   Income Taxes (continued)

The Company accounts for income taxes using the asset and liability method. Under this method, income taxes are provided for amounts currently payable and for amounts deferred as tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes are measured using the enacted tax rates that are assumed will be in effect when the differences reverse. At December 31, 2011, the Company has a net current deferred tax liability of $1,320, with no valuation allowance, due to temporary differences arising from the timing of recognition of certain income and expenses between financial reporting and income tax purposes. The net current deferred tax liability consists of a deferred tax asset of $15,720 and a deferred tax liability of $17,040. At December 31, 2011, the Company also has a non-current deferred tax liability of $20,485, with no valuation allowance, due to temporary differences arising from differences in depreciation methods between financial reporting and income tax purposes. Deferred tax benefits or expenses are recognized in the statement of operations for changes in deferred tax assets and liabilities between years. Income tax expense for the year ended December 31, 2011 of $167,623 consists of current tax expense of $16,955 and a deferred tax expense of $150,668. There is a net operating loss of approximately $50,000 that can be applied to taxable income in the past two years or carryforward to offset future years taxable income. The net operating loss carryforward will expire in 2031.

The Company applies the provisions of Codification Topic 740, *Income Taxes*, which prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. This accounting standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Companies financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely-than-not" threshold would be recorded as an expense in the current year. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. Management has concluded there is no tax expense or interest expense related to uncertainties in income tax positions for the year ended December 31, 2011.

G.   Recently Issued Accounting Pronouncement

In December 2011, the FASB issued Accounting Standards Update No. 2011-11 entitled *Disclosures about Offsetting Assets and Liabilities*, which creates new disclosure requirements about the nature of an entity's rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, with retrospective application required for any period presented that begins before the date of initial application of the guidance. The Company is currently evaluating the impact that this guidance will have on its financial statements.

Note 3.   RELATED PARTY TRANSACTIONS

As previously described, the Company derives a majority of its revenues from affiliated entities, primarily distribution fees from the Funds and distribution service fees from PFA, PSA and PCM.

The Company has an Expense Sharing Agreement with PFA pursuant to which PFA provides various services to the Company such as use of office facilities, equipment, personnel and other administrative services. PFA charges the Company an administrative service fee for these services designed to cover the costs of providing such services. The administrative service fee charged by PFA amounted to $1,190,000 for the year ended December 31, 2011. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

Note 4.   NET CAPITAL REQUIREMENT

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2011, the Company had net capital under the Rule of $1,119,921, which was $948,175 in excess of its minimum required net capital of $171,746. The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 was 2.30 to 1.

Note 5.   REGULATORY COMPLIANCE

The Company has claimed exemption from the provisions of SEC Rule 15c3-3 under subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

Note 6.   CONTRACTS

The Company has Distribution Agreements with the Funds under which it provides distribution services. The Distribution Agreements continue in effect until terminated by either party. The Company receives commissions on sales of certain new shares of the Funds and 12b-1 and shareholder servicing fees paid by the Funds for shares sold which are still outstanding.

The Company enters into sales agreements with various selling broker-dealers related to the sale of the shares of the Funds. The Company pays these broker-dealers distribution expense (12b-1 fees or commissions) as outlined in their respective agreements.

The Company also has a Compliance Consulting Services Agreement with Foreside Distributors, LLC ("Foreside") for which Foreside performs certain compliance services on an outsourced basis. The agreement contains a fixed monthly fee and is in effect until termination by either party.

Note 7.   <u>EMPLOYEE BENEFIT PLAN</u>

The Company contributed to a qualified 401(k) plan (the "Plan") during the year, for the benefit of eligible employees of the Company. The eligible employees may elect to defer a portion of their compensation and the Company will make matching contributions as described in the Plan. Matching contributions charged to expense were $117,995 for the year ended December 31, 2011.

Note 8.   <u>INDEMNIFICATIONS</u>

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's maximum exposure under these contracts is not currently known, as any such exposure would be based on future claims which could be made against the Company. Management is not currently aware of any such pending claims and expects the risk of any future material obligation under these indemnifications to be remote.

Note 9.   <u>SUBSEQUENT EVENTS</u>

Management has evaluated subsequent events through February 24, 2012, the date the financial statements were issued, and has determined that there are no subsequent events that require disclosure.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

SUPPLEMENTARY INFORMATION

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2011

Total stockholder's equity		$ 1,628,763
Deductions for nonallowable assets		
Prepaid expenses	$ 353,129	
Distribution fees receivable	14,274	
Distribution related fees receivable	36,857	
Receivable from affiliates	49,373	
Equipment	53,689	
Other assets	1,520	508,842
Net capital		1,119,921
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)		171,746
Excess net capital		$ 948,175
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 862,302
Total aggregate indebtedness (total liabilities)		$ 2,576,194
Percentage of aggregate indebtedness to net capital		230 %

Statement Pursuant to Paragraph (d) of Rule 17a-5:

There are no material differences between the computation above and the computation included in the amended filing of the December 31, 2011 Unaudited FOCUS Report, Form X-17A-5, Part IIA.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
December 31, 2011

_____

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1) – all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL

Supplementary Report to Financial
Statements and Supplementary Information
(Form X-17A-5)

For the Year Ended December 31, 2011



ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 ● USA
Tel: 410-771-0001 ● Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholder of
ProFunds Distributors, Inc.

In planning and performing our audit of the financial statements of ProFunds Distributors, Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ProFunds Distributors, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 24, 2012